Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2020. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2020
(£m)
Capitalisation
Equity
Shareholders’ equity	46,557
Other equity instruments	5,906
Non-controlling interests	217
Total equity	52,680

Indebtedness

Subordinated liabilities	17,812

Debt securities
Debt securities in issue	99,772
Liabilities held at fair value through profit or loss (debt securities)	7,157
Total debt securities	106,929

Total indebtedness	124,741

Total capitalisation and indebtedness	177,421

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2020, all indebtedness was unsecured except for £35.6 billion of securitisation notes and covered bonds and £2.3 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption of US$137 million of 12% Fixed-to-Floating Rate Perpetual Capital Securities on 9 April 2020, there have been no issuances or redemptions of subordinated liabilities since 31 March 2020.

There has been no material change in the information set forth in the table above since 31 March 2020.